                                                                      EXHIBIT 12
                       W. R. GRACE & CO. AND SUBSIDIARIES
              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
            COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (a)
                          (in millions, except ratios)
                                   (Unaudited)

                                                    Nine Months Ended
                                                    September 30, (j)                  Year Ended December 31, (c)
                                                    --------------------  ---------------------------------------------------------
                                                     1999         1998    1998(d)(j)   1997(e)(j)  1996(f)     1995(g)     1994(h)
                                                    --------    --------  ----------   ---------  --------    ---------  ----------

Net income/(loss) from continuing operations        $ 82.0      $  61.0   $ (149.1)     $  84.6    $ 112.9    $ (324.8)   $ (185.4)
  Add/(deduct):
  Provision for/(benefit from) income taxes           46.1         37.4      (74.0)        53.0       70.4      (192.4)     (120.9)

  Equity in unremitted (earnings)/losses of
   less than 50%-owned companies ................    (0.2)         (1.0)      (1.2)        (1.0)       (.4)         .8         (.6)

  Interest expense and related financing costs,
    including amortization of capitalized
    interest.....................................    14.9          28.6       37.9         93.7      169.8       183.5       145.5

  Estimated amount of rental expense deemed
    to represent the interest factor ........         3.7           2.9        5.2          6.9        8.4         8.5        10.1
                                                    --------   --------    --------    --------    --------   ---------   ----------


Income/(loss) as adjusted ...................     $ 146.5      $  128.9   $ (181.2)    $  237.2   $  361.1    $ (324.4)   $  (151.3)
                                                  ==========   ========   ==========   =========  =========   ==========  ==========

Combined fixed charges and preferred stock dividends:
  Interest expense and related financing costs,
    including capitalized interest ..........     $  13.5       $  28.3   $   37.8     $   98.5   $  186.1    $  199.2     $ 150.2

  Estimated amount of rental expense deemed
    To represent the interest factor ........         3.7           2.9        5.2          6.9        8.4         8.5        10.1
                                                  ----------   --------   ---------    ---------  ---------   ----------  ----------

Fixed charges ...............................        17.2          31.2       43.0        105.4      194.5       207.7       160.3

Preferred stock dividend requirements (b) ...        --             --         --           --          .6          .5          .5
                                                  ----------   --------    ---------   ---------  ---------   ----------  ----------

Combined fixed charges and preferred stock
dividends ...................................     $  17.2       $  31.2   $   43.0     $  105.4   $  195.1    $  208.2     $ 160.8
                                                  ==========    ========  ==========   =========  =========   ==========  ==========

Ratio of earnings to fixed charges ..........         8.52          4.13      (i)           2.25       1.86      (i)          (i)
                                                  ==========    ========  ==========   =========  =========   ==========  ==========

Ratio of earnings to combined fixed charges and
  preferred stock dividends .................         8.52          4.13      (i)           2.25       1.85      (i)          (i)
                                                  ==========    ========  ==========   =========  =========   ==========  ==========

(a) Grace's preferred stocks were retired in 1996; for additional information see Note 1 to the Consolidated financial Statements in the 1998 10-K.
(b) For each period with an income tax provision, the preferred stock dividend requirements have been increased to an amount representing the pretax earnings required to cover such requirements based on Grace's effective tax rate.
(c)  Certain amounts have been restated to conform to the 1998 presentation.
(d) Includes a pretax provision of $376.1 million for asbestos-related liabilities and insurance coverage; $21.0 million relating to restructuring costs and asset impairments, offset by a pretax gain of $38.2 million for the receipt of insurance proceeds related to environmental matters, partially offset by a charge to reflect a change in the environmental remediation strategy for a particular site.
(e) Includes a pretax gain of $103.1 million on sales of businesses, offset by a pretax provision of $47.8 million for restructuring costs and asset impairments.
(f) Includes a pretax gain of $326.4 million on sales of businesses, offset by pretax provisions of $229.1 million for asbestos-related liabilities and insurance coverage and $34.7 million for restructuring costs and asset impairments.
(g) Includes pretax provisions of $275.0 million for asbestos-related liabilities and insurance coverage; $151.3 million relating to restructuring costs, asset impairments and other activities; $77.0 million for environmental liabilities at former manufacturing sites; and $ 30.0 million for corporate governance activities.
(h) Includes a pretax provision of $316.0 million relating to asbestos-related liabilities and insurance coverage.
(i) As a result of the losses incurred for the years ended December 31, 1998, 1995 and 1994, Grace was unable to fully cover the indicated fixed charges.
(j) Results for 1999, 1998, and 1997 have been restated for the reclassification of CCS as a discontinued operation.